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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

REGENCY ENERGY PARTNERS LP
(Name of Issuer)
Common Units
(Title of Class of Securities)
75885Y 10 7
(CUSIP Number)
David W. Knickel, c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600
Dallas, Texas 75201 (214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMREP LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	26-0426026

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑(1)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	Not Applicable

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) Excludes (i) 3,456,255 Common Units held of record by Regency Acquisition LP (“Acquisition”), whose general partner is Regency Holdings LLC (“Holdings), whose sole member is HMTF Regency, L.P., which sole member also owns all of the limited partnership interest in Acquisition (“HMTF Regency”), whose general partner is HMTF Regency, L.L.C. (“HMTF GP”), whose sole member is Hicks, Muse, Tate & Furst Equity Fund V, L.P. (“Fund V”), whose general partner is HM5/GP LLC (“General Partner”), which Common Units may be deemed to be beneficially owned by Holdings, HMTF Regency, HMTF GP, Fund V and General Partner as a result of their relationship with Acquisition, (ii) 3 Common Units held of record by HMTF GP, L.L.C. (“HMTF Gas GP”), the sole member of which is Fund V, which Common Units may be deemed to be beneficially owned by each of Fund V and General Partner, as a result of their relationship with HMTF Gas GP, (iii) 4,592,464 Common Units held of record by Fund V, which Common Units may be deemed to be beneficially owned by General Partner as a result of General Partner being the general partner of Fund V, and (iv) an aggregate of 99,950 Common Units held of record by two limited partnerships, each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner. Beneficial ownership of the units described in the foregoing clauses (i), (ii), (iii) and (iv) is disclaimed pursuant to Rule 13d–4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Acquisition LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
32-0130149

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Excludes (i) 3 Common Units held of record by HMTF Gas GP, whose sole member is Fund V, which Common Units may be deemed to be beneficially owned by each of Fund V and General Partner, which is the general partner of Fund V, as a result of their relationship with HMTF Gas GP, (ii) 4,592,464 Common Units held of record by Fund V, which Common Units may be deemed to be beneficially owned by General Partner as a result of General Partner being the general partn er of Fund V, and (iii) an aggregate of 99,950 Common Units held of record by two limited partnerships, each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner. Beneficial ownership of the units described in the foregoing clauses (i), (ii) and (iii) is disclaimed pursuant to Rule 13d –4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Regency Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4169090

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Excludes (i) 3 Common Units held of record by HMTF Gas GP, whose sole member is Fund V, which Common Units may be deemed to be beneficially owned by each of Fund V and General Partner, which is the general partner of Fund V, as a result of their relationship with HMTF Gas GP, (ii) 4,592,464 Common Units held of record by Fund V, which Common Units may be deemed to be beneficially owned by General Partner as a result of General Partner being the general partn er of Fund V, and (iii) an aggregate of 99,950 Common Units held of record by two limited partnerships, each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner. Beneficial ownership of the units described in the foregoing clauses (i), (ii) and (iii) is disclaimed pursuant to Rule 13d –4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
30-0280324

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Excludes (i) 3 Common Units held of record by HMTF Gas GP, the sole member of which is Fund V, which Common Units may be deemed to be beneficially owned by each of Fund V and General Partner, which is the general partner of Fund V, as a result of their relationship with HMTF Gas GP, (ii) 4,592,464 Common Units held of record by Fund V, which Common Units may be deemed to be beneficially owned by General Partner as a result of General Partner being the genera l partner of Fund V, and (iii) an aggregate of 99,950 Common Units held of record by two limited partnerships, each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner. Beneficial ownership of the units described in the foregoing clauses (i), (ii) and (iii) is disclaimed pursuant to Rule 13d –4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HMTF Regency, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
30-0280317

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,456,255 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,456,255 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,456,255 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

12.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) These units are held of record by Acquisition. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Excludes (i) 3 Common Units held of record by HMTF Gas GP, whose sole member is Fund V, which Common Units may be deemed to be beneficially owned by each of Fund V and General Partner, which is the general partner of Fund V, as a result of their relationship with HMTF Gas GP, (ii) 4,592,464 Common Units held of record by Fund V, which Common Units may be deemed to be beneficially owned by General Partner as a result of General Partner being the general partn er of Fund V, and (iii) an aggregate of 99,950 Common Units held of record by two limited partnerships, each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner. Beneficial ownership of the units described in the foregoing clauses (i), (ii) and (iii) is disclaimed pursuant to Rule 13d–4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: Hicks, Muse, Tate & Furst Equity Fund V, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2889488

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,048,722 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,048,722 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,048,722 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑(2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN
(1) Includes (i) 3,456,255 Common Units held of record by Acquisition, (ii) 3 Common Units held of record by HMTF Gas GP, whose sole member is Fund V, which Common Units may be deemed to be beneficially owned by Fund V, and (iii) 4,592,464 Common Units held of record by Fund V. The relationship of the parties filing this Schedule 13D is described in Item 2.
(2) Excludes an aggregate of 99,950 Common Units held of record by two limited partnerships each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner, beneficial ownership of which units is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

CUSIP No.	75885Y 10 7

1	NAMES OF REPORTING PERSONS: HM5/GP LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
75-2889485

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,148,672 Common Units(1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

8,148,672 Common Units(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,148,672 Common Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
(1) Includes (i) 3,456,255 Common Units held of record by Acquisition, (ii) 3 Common Units held of record by HMTF Gas GP, whose sole member is Fund V, which Common Units may be deemed to be beneficially owned by each of Fund V and General Partner, which is the general partner of Fund V, as a result of their relationship with HMTF Gas GP, (ii) 4,592,464 Common Units held of record by Fund V, which Common Units may be deemed to be beneficially owned by General Par tner as a result of it being the general partner of Fund V and (iii) an aggregate of 99,950 Common Units held of record by two limited partnerships, each of which limited partnership General Partner serves as the general partner and which Common Units may be deemed to be beneficially owned by General Partner. The relationship of the parties filing this Schedule 13D is described in Item 2.

TABLE OF CONTENTS

Item 2	Security of Issuer

Item 2	Identity and Background

Item 3	Source and Amount of Funds or Other Consideration

Item 4	Purpose of Transaction

Item 5	Interest in Securities of the Issuer

Item 6	Contracts, Arrangement, Understanding or Relationships with Respect to Securities of the Issuer

Item 7	Material to be Filed as Exhibits

Signatures

     This Amendment No. 5 to Schedule 13D is being filed jointly by HMREP PS LLC, a Delaware limited liability company (f/k/a HMREP LP, a Delaware limited partnership prior to the conversion of HMREP LP from a limited partnership into a limited liability company) (“HMREP”); Regency Acquisition LP, a Delaware limited partnership (“Acquisition”); Regency Holdings LLC, a Delaware limited liability company and the general partner of Acquisition (“Holdings”); HMTF Regency, L.P., a Delaware limited partnership which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition (“HMTF Regency”); HMTF Regency, L.L.C., a Texas limited liability company and the general partner of HMTF Regency and the manager of HMREP (and prior to the conversion of HMREP from a limited partnership to a limited liability company, the general partner of HMREP) (“HMTF GP”); Hicks, Muse, Tate & Furst Equity Fund V, L.P., a Delaware limited partnership and the sole member of HMTF GP and the majority interest holder in HMREP (“Fund V”); and HM5/GP LLC, a Texas limited liability company and the general partner of Fund V (the “General Partner” and, together with HMREP, Acquisition, Holdings, HMTF Regency, HMTF GP, and Fund V the “HMTF Entities” or the “Filing Parties”) to amend the cover page of each Filing Party and Items 1, 2, 3, 4, 5, 6, 7 and Schedule I of the original Schedule 13D dated February 8, 2006, as amended by Amendment No. 1 dated March 24, 2006 (“Amendment No. 1”), Amendment No. 2 dated July 14, 2006, Amendment No. 3 dated December 19, 2006 (“Amendment No. 3”), and Amendment No. 4 dated March 29, 2007 (collectively, the “Original Schedule 13D”). The full text of Items 1, 2, 3, 4, 5, 6, 7 and Schedule I, as amended hereby, is restated in its entirety in this Amendment No. 5.
Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D relates is common units (“Common Units”) of Regency Energy Partners LP (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201.
     Until June 18, 2007, Regency Acquisition LP also owned of record 16,699,462 subordinated units of the Issuer (the “Subordinated Units”), which are convertible on a one-for-one basis into Common Units upon satisfaction of the conditions in the Issuer Partnership Agreement as described in Item 6. In connection with the sale and disposition of the Subordinated Units to Regency LP Acquirer, L.P., as described in Item 4, Acquisition transferred all of the 16,699,462 Subordinated Units then owned by Acquisition to HMREP in exchange for 16,699,462 Class B Units in HMREP. The beneficial ownership reported in this Amendment No. 5 assumes that at June 18, 2007, there were 28,573,648 Common Units outstanding. The Common Units and Subordinated Units each represent limited partner interests in the Issuer.
Item 2. Identity and Background
     (a) through (f)
     This Schedule 13D is filed jointly by HMREP; Acquisition; Holdings, which is the general partner of Acquisition; HMTF Regency, which is the sole member of Holdings and owns all of the limited partnership interest in Acquisition; HMTF GP, which is the general partner of HMTF Regency and the manager of HMREP (and prior to the conversion of HMREP from a limited partnership to a limited liability company, the general partner of HMREP); Fund V, which is the sole member of HMTF GP and the majority interest holder in HMREP; and General Partner, which is the general partner of Fund V.
     Acquisition was formed in 2004 to acquire, hold, vote, sell or otherwise dispose of direct or indirect equity interests in Regency Gas Services LLC, a Delaware limited liability company which was converted to a limited partnership in January 2006 (“RGS”). In connection with the initial public offering of Common Units of the Issuer, Acquisition contributed all of the equity interest in RGS to the Issuer in exchange for 5,353,896 Common Units and 19,103,896 Subordinated Units of the Issuer issued directly to Acquisition and incentive distribution rights issued to Regency GP LP, a Delaware limited partnership which is an indirect wholly owned subsidiary of Acquisition and the general partner of the Issuer (“Regency GP”).
     Subsequently, on March 16, 2006, Acquisition disposed of 467,641 Common Units and 2,404,434 Subordinated Units in a distribution to HMTF Regency (on account of HMTF Regency’s (i) 99.999% direct interest in Acquisition and (ii) indirect 0.001% interest in Acquisition held by Holdings, which is wholly owned by HMTF Regency), and (b) by HMTF Regency, pro rata to the holders of Class E Units of HMTF Regency. Also on March 16, 2006, Acquisition disposed of 1,400,000 Common Units in a repurchase by the Issuer.

     On June 18, 2007, Acquisition contributed (i) all of its 16,699,462 Subordinated Units to HMREP in exchange for 16,699,462 Class B limited partnership units of HMREP, and (ii) in exchange for 100,000,000 Class A limited partnership units of HMREP (a) 91.299% of its equity ownership interest in Regency GP, the general partner of the Issuer, and (b) 91.299% of its equity ownership interest in Regency GP LLC, a Delaware limited liability company (“RGPLLC”), the general partner of Regency GP.
     Immediately following Acquisition’s contributions of the Subordinated Units and equity interests in Regency GP and RGPLLC (the “GP Interests”), HMREP sold and disposed of the Subordinated Units and GP Interests pursuant to a Purchase Agreement dated as of June 18, 2007, by and among HMREP and Regency GP Acquirer, L.P., a Delaware limited partnership, and Regency LP Acquirer, L.P., a Delaware limited partnership (the “Purchase Agreement”).
     As a result of the consummation of the transactions contemplated by the Purchase Agreement, Regency GP Acquirer, L.P. now controls the general partner of the Issuer.
     HMREP was formed specifically for the purpose of facilitating the transactions contemplated by the Purchase Agreement and continues to do so.
     The principal business of Acquisition now is to hold, sell or otherwise dispose of Common Units of the Issuer.
     The principal business of the Issuer is gathering, processing, marketing and transporting natural gas and natural gas liquids.
     In addition to HMREP and Acquisition, the principal business of each of the other Filing Parties is as follows:
     (1) Holdings is the general partner of Acquisition and in such capacity, controls the activities of Acquisition;
     (2) HMTF Regency is a holding company and does not engage in any business activity and owns 100% of the membership interest in Holdings and a 99.999% limited partner interest in Acquisition;
     (3) HMTF GP is the general partner of HMTF Regency and the manager of HMREP and, in such capacities, controls the activities of HMTF Regency, Holdings, and HMREP;
     (4) Fund V is an investment fund which acquires, holds, votes, sells and otherwise disposes of debt and equity securities, and is the sole member of HMTF GP and the majority interest holder in HMREP; and
     (5) the General Partner is the general partner of Fund V and, in such capacity, controls the activities of Fund V and HMTF GP.
     The business address of the Filing Parties is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
     The Filing Parties have entered into an Amended and Restated Joint Filing Agreement, a copy of which is filed to this Amendment No. 5, pursuant to which the Filing Parties have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Filing Party is given solely by such Filing Party, and no Filing Party assumes responsibility for the accuracy or completeness of the information furnished by another Filing Party.

     In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers of Holdings, HMTF GP and General Partner (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
     The Issuer was formed on September 8, 2005, as a Delaware limited partnership to own and operate the business that has historically been conducted by RGS and its subsidiaries. In connection with the closing of the Issuer’s initial public offering of Common Units on February 3, 2006, Acquisition conveyed all of the partnership interests in RGS to the Issuer. In exchange for those partnership interests, Acquisition received 5,353,896 Common Units and 19,103,896 Subordinated Units held directly by Acquisition and incentive distribution rights which are held by Acquisition indirectly through Regency GP.
     On August 15, 2006, Regency Gas Services LP, a wholly owned subsidiary of the Issuer (“Regency Gas Services”), consummated the acquisition of all of the outstanding limited partnership interest of TexStar Field Services, L.P. (“TexStar FS”), and all of the outstanding membership interest in TexStar’s general partner, TexStar GP, LLC (together with TexStar FS, “TexStar”) from HMTF Gas Partners II, L.P. (“HMTF Gas Partners”) pursuant to a Contribution Agreement dated July 12, 2006, between the Issuer, Regency Gas Services and HMTF Gas Partners (the “TexStar Acquisition”). TexStar owns and operates natural gas gathering, treating and processing assets located in South and East Texas.
     As partial consideration for TexStar, the Issuer delivered to HMTF Gas Partners 5,173,189 class B common units of the Issuer (“Class B Units”). The Class B Units were converted into Common Units on a one-for-one basis on February 15, 2007.
     On February 15, 2007, HMTF Gas Partners distributed all of the Common Units held by it to its ultimate partners. Pursuant to such distribution, 4,592,464 Common Units were distributed to Fund V, an aggregate of 99,950 Common Units were distributed to two limited partnerships (the “Coinvest LPs”), and 3 Units were distributed to HMTF GP, L.L.C. (“HMTF Gas GP”).
     Fund V is the sole member of HMTF Gas GP. As a result, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by HMTF Gas GP, which Common Units previously were reported as beneficially owned by the General Partner and Fund V in the Amendment No. 3 as a result of the relationship of the General Partner and Fund V to HMTF Gas Partners as described in item 3 of Amendment No. 3.
     General Partner is the general partner of Fund V and each of the Coinvest LPs and, as a result, may be deemed to have power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by each of Fund V and each of the Coinvest LPs.
     On June 18, 2007, Acquisition contributed (i) all of its 16,699,462 Subordinated Units to HMREP in exchange for 16,699,462 Class B limited partnership units of HMREP, and (ii) in exchange for 100,000,000 Class A limited partnership units of HMREP (a) 91.299% of its equity ownership interest in Regency GP, the general partner of the Issuer, and (b) 91.299% of its equity ownership interest in RGPLLC, the general partner of Regency GP.
     Immediately following Acquisition’s contributions of the Subordinated Units and the GP Interests, HMREP sold and disposed of the Subordinated Units and GP Interests pursuant to the Purchase Agreement for cash consideration of $603 million.
Item 4. Purpose of Transaction
     On February 3, 2006, Acquisition acquired 5,353,896 Common Units for investment purposes as partial consideration of Acquisition’s contribution to the Issuer of the partnership interest in RGS in connection with the closing of the Issuer’s initial public offering. Effective March 16, 2006, Acquisition disposed of an aggregate of 1,897,641 Common Units as described in Item 5(c) of Amendment No. 1.

     On August 12, 2006, HMTF Gas Partners acquired for investment purposes 5,173,189 Class B Units of the Issuer as partial consideration for the acquisition of TexStar as described in Item 3 above. The Class B Units were converted into Common Units on a one-for-one basis on February 15, 2007.
     On February 15, 2007, HMTF Gas Partners distributed all of the Common Units held by it to its ultimate partners. Pursuant to such distribution, 4,592,464 Common Units were distributed to Fund V, an aggregate of 99,950 Common Units were distributed to the Coinvest LPs, and 3 Units were distributed to HMTF Gas GP.
     Fund V is the sole member of HMTF Gas GP. As a result, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by HMTF Gas GP.
     General Partner is the general partner of Fund V and each of the Coinvest LPs and, as a result, may be deemed to have power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by each of Fund V and each of the Coinvest LPs.
     On June 18, 2007, Acquisition contributed (i) all of its 16,699,462 Subordinated Units to HMREP in exchange for 16,699,462 Class B limited partnership units of HMREP, and (ii) in exchange for 100,000,000 Class A limited partnership units of HMREP (a) 91.299% of its equity ownership interest in Regency GP, the general partner of the Issuer, and (b) 91.299% of its equity ownership interest in RGPLLC, the general partner of Regency GP.
     Immediately following Acquisition’s contributions of the Subordinated Units and the GP Interests, HMREP sold and disposed of the Subordinated Units and GP Interests pursuant to the Purchase Agreement for cash consideration of $603 million. Following the consummation of the Purchase Agreement, on June 18, 2007 all of the representatives of the HMTF Entities that previously served on the board of directors of RGPLLC resigned from their board positions.
     The Filing Parties may make additional purchases of Common Units either in the open market or in private transactions depending on the Filing Parties’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.
     The following describes plans or proposals that the Filing Parties may have as of the date of this Schedule 13D with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:
     (a) Following the consummation of the Purchase Agreement, none.
     (b) Following the consummation of the Purchase Agreement, none.
     (c) None.
     (d) Following the resignation of the representatives of the HMTF Entities that previously served on the board of directors of RGPLLC, none.
     (e) None.
     (f) None.
     (g) None.
     (h) None.
     (i) None.
     (j) Except as described in this Item 4, the Filing Parties do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Filing Parties may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Filing Parties will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Filing Parties. The Filing Parties reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) and (b)
     Acquisition is the record and beneficial owner of 3,456,255 Common Units, which represent approximately 12.1% of the outstanding Common Units.
     As a result of the relationship of the General Partner to Fund V, Fund V to HMTF GP, HMTF GP to HMTF Regency, HMTF Regency to Holdings, and Holdings to Acquisition, as described in Item 2, each Filing Party may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Units held of record by Acquisition.
     Fund V is the record and beneficial owner of 4,592,464 Common Units. As the general partner of Fund V, General Partner may be deemed to have power to vote, or direct the vote of, and to dispose, or direct the disposition of, the Common Units held directly by Fund V.
     As a result of the relationship of the General Partner to Fund V and Fund V to HMTF Gas GP, each of the General Partner and Fund V may be deemed to have shared power to vote, or direct the vote of, and to dispose, or direct the disposition of, the 3 Common Units held of record by HMTF Gas GP.
     General Partner also is the general partner of each of the Coinvest LPs and, as a result, may be deemed to have power to vote, or direct the voting of, and to dispose, or direct the disposition of, the Common Units held by each of the Coinvest LPs.
     As a result of the relationships described above, (i) Fund V may be deemed to beneficially own the 3,456,255 Common Units held by Acquisition, the 4,592,464 Common Units held by Fund V and the 3 Common Units held by HMTF Gas GP, which represent in the aggregate approximately 28.2% of the Common Units, and (ii) the General Partner may be deemed to beneficially own the Common Units beneficially owned by Fund V and the 99,950 Common Units held of record by the Coinvest LPs, which represent in the aggregate 28.5% of the Common Units.
     The filing of this Schedule 13D shall not be construed as an admission by any Filing Party that, for the purpose of Section 13(d) or 13(g) of the Act, such Filing Party is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Filing Party.
     Except as indicated in this Item 5 or as set forth below, neither the Filing Parties nor, to the best knowledge of the Filing Parties, any of the persons named in Schedule 1 to this Amendment No. 5 owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule 1 to this Amendment No. 5 beneficially own Common Units in the amounts set forth next to their names in such Schedule 1.
     (c) There have been no reportable transactions with respect to the Common Units in the past 60 days by the Filing Parties.
     (d) No person other than the Filing Parties has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Acquisition. No person other than the General Partner and Fund V has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by Fund V. No person other than the General Partner, Fund V, and HMTF Gas GP has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by HMTF Gas GP. No person other than General Partner and the Coinvest LPs has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units owned of record by the Coinvest LPs.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Subject to the terms and conditions of the Amended and Restated Agreement of Limited Partnership of the Issuer, as amended (the “Issuer Partnership Agreement”), the general partner of the Issuer and its affiliates, including Acquisition and HMTF Gas Partners, have the right to cause the Issuer to register for resale under the Securities Act of 1933 and applicable state securities laws any limited partner units that they hold. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commission.
     The Issuer Partnership Agreement contains various provisions with respect to the units governing, among other matters, distributions, transfers and allocations of profits and losses to the partners.
     Subject to the terms and conditions of a Lock-Up Agreement, dated as of June 18, 2007, between Regency GP Acquirer, L.P., Regency LP Acquirer, L.P., and Acquisition, Acquisition has agreed not to sell or otherwise dispose of the Common Units owned by Acquisition for a period of one year.
     Subject to the terms and conditions of a Lock-Up Agreement, dated as of June 18, 2007, by and among HMTF GP, Fund V and the Coinvest LPs (the “HMTF Holders”), Regency GP Acquirer, L.P. and Regency LP Acquirer, L.P., the HMTF Holders have agreed not to sell or otherwise dispose of the Common Units owned by the HMTF Holders for a period of 180 days.
Item 7. Material to Be Filed as Exhibits

Exhibit A	Amended and Restated Joint Filing Agreement.

Exhibit B	First Amended and Restated Agreement of Limited Partnership of Regency Energy Partners, LP (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-128332)).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2007

HMREP PS LLC

	By:	HMTF Regency, L.L.C., its manager

		By:	/s/ David W. Knickel

David W. Knickel, Vice President

REGENCY ACQUISITION LP

	By:	Regency Holdings LLC, General Partner

		By:	/s/ David W. Knickel

David W. Knickel, Vice President

REGENCY HOLDINGS LLC

	By:	/s/ David W. Knickel

David W. Knickel, Vice President

HTMF REGENCY, L.P.

	By:	HTMF Regency, L.L.C.

		By:	/s/ David W. Knickel

David W. Knickel, Vice President

HMTF Regency, L.L.C.

	By:	/s/ David W. Knickel

David W. Knickel, Vice President

HICKS, MUSE, TATE & FURST EQUITY FUND V, L.P.

	By:	HM5/GP LLC, its General Partner

		By:	/s/ David W. Knickel

David W. Knickel, Vice President

HM5/GP LLC

	By:	/s/ David W. Knickel

David W. Knickel, Vice President

SCHEDULE I
General Partners, Executive Officers, Managers and Board of Directors
Regency Holdings LLC and HMTF Regency, L.L.C.

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	President	12,500
Joe Colonnetta	Executive Vice President	25,000
Edward Herring	Executive Vice President	10,000
Jason Downie	Executive Vice President	11,000†
David W. Knickel	Vice President, Chief Financial Officer and Secretary	200
William G. Neisel	Treasurer, Compliance Officer, and Assistant Secretary	0
Each of Messrs. Knickel and Neisel is a United States citizen.
The principal business address for each of the persons listed above is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.
HM5/GP LLC

		Common Units
Name	Position and Present Principal Occupation/Business	Beneficially Owned
John R. Muse	Chairman	50,000
Peter Brodsky	Executive Vice President	-0-
Joe Colonnetta	Executive Vice President	25,000
Andrew S. Rosen	Executive Vice President	3,500††
Jason Downie	Executive Vice President	10,000
Edward Herring	Executive Vice President	11,000
David W. Knickel	Vice President and Chief Financial Officer	200
William G. Neisel	Treasurer, Compliance Officer, and Assistant Secretary	0
Mr. Knickel is a United States citizen.
The principal business address for each of the persons listed above, is c/o HM Capital Partners LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

S-1

†	Includes 6,000 Common Units held in custodial accounts for the benefit of Mr. Downie’s children, over which Common Units Mr. Downie and his wife have shared voting and dispositive power as custodians for such accounts.

††	Consists solely of Common Units held in trust accounts for the benefit of Mr. Rosen’s children, over which Common Units Mr. Rosen and his wife have shared voting and dispositive power as trustees of such trust.

S-2